UNITED STATES SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549

                                   FORM 12b-25

                           NOTIFICATION OF LATE FILING

(Check one)

{ }Form 10-K {X}Form 10-KSB { }Form 20-F { }Form 11-K { }Form 10-Q
{ }Form 10-QSB

                              For Period Ended: December 31, 1997

     [ ] Transition Report on Form 10-K
     [ ] Transition Report on Form 10-KSB
     [ ] Transition Report on Form 20-F
     [ ] Transition Report on Form 11-K
     [ ] Transition Report on Form 10-Q
     [ ] Transition Report on Form 10-QSB

        For the Transition Period Ended: ________________

        NOTHING IN THIS FORM SHALL BE CONSTRUED TO IMPLY THAT THE COMMISSION HAS VERIFIED ANY INFORMATION CONTAINED HEREIN.

        If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates: Parts I (Items 1, 2 and 6) and II (Item 6) of the above-referenced Form 10- KSB are covered by this Notification on Form 12b-25.

PART 1 - REGISTRANT INFORMATION

        Full Name of Registrant:    Geokinetics Inc.

        Former Name if Applicable:  N/A

        Address of Principal Executive Office (Street and Number): 5555 San
            Felipe, Suite 780

        City, State, and Zip Code:  Houston, Texas 77056

PART II - Rules 12b-25  (b) and (c)

        If the subject report could not be filed without unreasonable effort or expense and the Registrant seeks relief pursuant to Rule 12b-25(b) the following should be completed. (check box if appropriate)

[x] (a) the response described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense; and

        (b) the subject annual report, semi-annual report, transition report on Form 10-K, Form 10- KSB, Form 20-F, Form 11-K, Form N-SAR, Form 10-Q or Form 10-QSB, or portion thereof will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

        (c) the accountant's statement or other exhibit required by Rule 12b-25(c) has been attached, if applicable.

PART III - NARRATIVE (Official Text)

State below in reasonable detail the reasons why the Form 10-K, Form 10-KSB, Form 20-F, Form 11-K, Form N-SAR, Form 10-Q or Form 10-QSB, or the transition report or portion thereof, could not be filed within the prescribed time period. (Attach Extra Sheets if Needed)

        Registrant's executive officers have devoted substantially all of their time since December 31, 1997 to (i) completion of the acquisition of Reliable Exploration, Incorporated on January 26, 1998; (ii) negotiation of a definitive agreement to acquire Geophysical Development Corporation (which agreement was signed on March 24, 1998); and (iii) completion of the Registrant's financial statements for the fiscal year ended December 31, 1997, which are being timely filed on Form 10-KSB concurrently herewith.

PART IV - OTHER INFORMATION (Official Text)

(1) Name and telephone number of person to contact in regard to this notification:

        NAME                                TELEPHONE NUMBER

        Thomas J. Concannon                 (713) 850-7600

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months (or for such shorter period that the Registrant was required to file such report(s)) been filed? If answer is no, identify report(s).

        [x] Yes    [  ]  No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statement to be included in the subject report or portion thereof?

        [  ] Yes     [x]  No

                                GEOKINETICS INC.
                   Name of Registrant as Specified in Charter

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date:  March 31, 1998                              BY: /s/THOMAS J. CONCANNON
                                                   --------------------------
                                                   Thomas J. Concannon,
                                                   Chief Financial Officer